MORGAN STANLEY DEAN WITTER SELECT DIMENSIONS INVESTMENT SERIES


      Item  77.C.      Matters Submitted to a  Vote  of  Security
Holders


            On   August  4,  1999,  a  Special  Meeting  of   the
Shareholders of the Registrant was held to vote upon:

1)     For  the  Mid-Cap  Growth  Portfolio  only,  approval   or
disapproval  of  a  new  sub-advisory  Agreement  between  Morgan
Stanley Dean Witter Advisors Inc. and TCW Funds Management Inc.

     The vote on this proposal was as follows:

     FOR                 AGAINST             ABSTAIN

               2,097,761.291                           44,708.393
183,251.844




2) For the Utilities Portfolio only, approval of a change in the Portfolio's investment objective from an objective to provide current income and long-term growth of income and capital, by investing primarily in equity and fixed income securities of companies engaged in the public utilities industry, to an investment objective to seek both capital appreciation and current income.

     The vote on this proposal was as follows:

     FOR                 AGAINST             ABSTAIN

               4,749,040.324                           77,440.722
321,203.214




3) For the Utilities Portfolio only, approval of a change in the Fund's investment restrictions to provide that each Portfolio of the Fund may not: With the exception of the Utilities Portfolio, which will invest 25% or more of the value of its total assets in the utilities industry, invest 25% or more of the value of its total assets in securities of issuers in any one industry

     The vote on this proposal was as follows:

     FOR                 AGAINST             ABSTAIN

               4,761,279.593                           59,137.277
327,267.390